Martin B. Richards	mrichards@mcguirewoods.com
Direct: 804.775.1029	Direct Fax: 804.698.2147

March 11, 2008

VIA EDGAR AND FEDEX

Michael McTiernan

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Apple REIT Nine, Inc.

Amendment No. 3 to Registration Statement

on Form S-11 Filed March 11, 2008

File No. 333-147414

Dear Mr. McTiernan:

We are responding on behalf of our client, Apple REIT Nine, Inc. (the “Company”), to your letter to Mr. Glade M. Knight, President and Chief Executive Officer, dated March 3, 2008. Simultaneously with the submission of this letter, we are filing Pre-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-11.

This letter, together with Pre-Effective Amendment No. 3, responds to the comments in your letter dated March 3, 2008. Pre-Effective Amendment No. 3 is marked to show changes from Pre-Effective Amendment No. 2 filed February 6, 2008. A copy of the marked document is included with the copy of this letter being delivered to you.

Please note that references to “page numbers in the current filing” as set forth below are references to page numbers in the blacklined version of Amendment No. 3 marked “Courtesy Copy” included in the package being delivered to you.

This letter repeats the comments from your letter of March 3, 2008, together with responses on behalf of the Company.

March 11, 2008

General

1.	We note your response to comment 5 and the revised disclosure that the compensation to senior management is in addition to fees paid by you to Apple Nine Advisors and Apple Suites Realty, which manages your operations and acquisitions and dispositions of properties, respectively. Because your disclosure indicates you are managed by your advisors, it continues to remain unclear what services will be provided by management to warrant the compensation paid in addition to the advisor fees. Please provide additional detail. In addition, to the extent that all your paid executives are employees or officers of the advisor, please include a discussion of these payments in the advisor fee table.

We thank the staff for this comment. In order for the reader to better (and completely) understand the arrangements that are the subject of this comment, clarifying amendments have been added on pages 43, 68 and 69 in the current filing.

In answer to your specific questions (and as disclosed on page 68 in the current filing), all officers and non-officer employees rendering services to or for the benefit of the Company are employed by Apple Fund Management, LLC, which is a subsidiary of Apple REIT Six, Inc. These persons are not employees of the advisor. These persons provide services to multiple companies, which include (or will include): Apple REIT Six, Apple REIT Seven, Apple REIT Eight, Apple REIT Nine (once it commences business), Apple Suites Realty Group, Apple Six Realty Group (this was inadvertently omitted from the list in the previous filing), Apple Six Advisors, Apple Seven Advisors, Apple Eight Advisors and Apple Nine Advisors (once it commences business). Since these persons are employed by Apple Fund Management, LLC, they receive compensation from Apple Fund Management, LLC.

Obviously, however, since the employees are employed by Apple Fund Management, LLC, but render services to a variety of companies, both their compensation, as well as overhead expenses (utilities, rent, office supplies and the like) must be allocated among the various companies. This allocation is made by management of the several REITs and reviewed by the Compensation Committees of the several REITs. Please see page 68 in the current filing. On a supplemental basis, the Company notes for the staff that the use of Apple Fund Management, LLC as a single “paymaster,” together with the cost-sharing and reimbursement mechanisms, is administratively vastly simpler, and in the opinion of the Company, vastly easier to describe and understand, than if each person providing services received separate payments from each company to which that person provides services.

Please note that since Apple Fund Management, LLC is not owned by Glade M. Knight (it is a subsidiary of Apple REIT Six), it would not be appropriate to include the reimbursement amount paid to Apple Fund Management, LLC in the “Compensation” table beginning on page 40 in the current filing. That compensation table is designed to show compensation paid to the program sponsor (either directly or to a company owned by him), and Mr. Knight has no ownership interest in Apple Fund Management, LLC. Please also note that a portion of the amounts reimbursed to Apple Fund Management, LLC is paid by companies owned by Mr. Knight, as well as by the several REITs (Apple REIT Six, Apple REIT Seven, Apple REIT Eight and, ultimately, Apple REIT Nine).

March 11, 2008

Mr. Knight’s advisory companies have no employees. Thus, as indicated in the existing disclosure on page 68 in the current filing, the officer and non-officer employees perform services for Mr. Knight, the advisory companies and Apple Suites Realty Group, in order to allow the advisory companies and Apple Suites Realty Group to perform their obligations to the REITs under their contractual arrangements with the REITs. These personnel also provide services directly to the REITs. All of this is disclosed on pages 3 and 68 in the current filing.

Also, as already indicated on pages 68 and 69 in the current filing, the payments to be made by the Company to Apple Nine Advisors and Apple Suites Realty may result in the Compensation Committee deciding not to pay Mr. Knight any additional compensation.

As indicated, various changes on pages 43 and 68 and 69 in the current filing have been made to clarify the concepts discussed above in this response, although most of these concepts already appear in the existing document. Similarly, with reference to pages 41 and 43 in the current filing, dealing with the potential reimbursement of Apple Nine Advisors and Apple Suites Realty for costs incurred on behalf of the Company, the relevant line item in the table on page 41 in the current filing must be read in conjunction with the discussion of “Reimbursements” that follows the Compensation table itself (page 43 in the current filing). Reimbursements, if they occur, will be for direct costs incurred by either Apple Nine Advisors and Apple Suites Realty on behalf of the Company (a good example would be a deposit advanced for the purchase of a property by the Company; if advanced by Apple Nine Advisors or Apple Suites Realty, the company making the advance would obviously be entitled to be reimbursed this amount by the Company). However, as the disclosure already makes clear, these reimbursements, if they occur, would be limited to direct costs, will not include any “mark-up” of the expenses, and will in no event include any “overhead” of Apple Nine Advisors or Apple Suites Realty.

Please note that the potential reimbursement of certain costs, subject to certain limitations, to Apple Nine Advisors and Apple Suites Realty is a matter completely separate from the reimbursement of Apple Fund Management, LLC, which is not included in the Compensation table for the reason indicated above (Mr. Knight does not own Apple Fund Management, LLC). However, if the staff believes an alternative method of presenting the disclosure is preferable or more understandable, the Company would, of course, be more than willing to consider such alternative method of presentation.

March 11, 2008

The Company hopes that this response, together with the clarifying changes on pages 43 and 68 and 69 in the current filing will fully answer this comment of the staff and provide clarity for both the staff and prospective investors.

2.	Please update your financial statements in accordance with Rule 3-12 of Regulation S-X. Please update your prior performance information.

The financial statements, related notes and prior performance information have been updated in the current filing.

Prior REITs, page 75

3.	We note your response to comment 6 and your additional disclosure. Please confirm to us that the $595 million in stock was paid to the investors in the public offerings and not the sponsors or affiliates. If not, please revise the disclosure to reflect the value received by the investors in the public offering.

The investors, not the sponsors or affiliates, were paid the $595 million in stock.

As indicated in your letter dated March 3, 2008, the Company understands that it is responsible for the accuracy and adequacy of the disclosure in its filings and to ensure that it will have provided all information investors require for an informed decision. Please note that the Company is not requesting acceleration of the effective date of the pending Registration Statement at this time but will, when such request is made, provide the acknowledgments requested in your letter dated March 3, 2008.

We thank the staff very much for its prompt attention to the Company’s filing and for its ongoing assistance in processing this filing.

Any questions concerning this letter or the accompanying Pre-Effective Amendment No. 3 to the Registration Statement may be directed to the undersigned at (804) 775-1029 or to David F. Kurzawa at (804) 775-7471.

Very truly yours,

/s/ Martin B. Richards

MBR/smk

cc:	Duc Dang (SEC)
Yolanda Crittendon (SEC)
Jorge Bonilla (SEC)
Glade M. Knight
David S. McKenney
David P. Buckley
Bryan F. Peery